Exhibit 99.1

Aphria Inc.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2019 AND AUGUST 31, 2018

(Unaudited, expressed in Canadian Dollars, unless otherwise noted)

Aphria Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - in thousands of Canadian dollars)

	Note	August 31, 2019	May 31, 2019
Assets
Current assets
Cash and cash equivalents		$ 449,205	$ 550,797
Marketable securities	4	15,114	20,199
Accounts receivable		47,264	25,488
Prepaids and other current assets	5	18,936	23,391
Inventory	6	112,980	91,529
Biological assets	7	29,887	18,725
Promissory notes receivable	15	39,200	39,200
Current portion of convertible notes receivable	12	23,355	11,500
		735,941	780,829
Capital assets	9	542,200	503,898
Intangible assets	10	388,367	392,056
Convertible notes receivable	12	10,030	20,730
Interest in equity investees	13	-	9,311
Long-term investments	14	87,413	64,922
Goodwill	11	669,618	669,846
		$ 2,433,569	$ 2,441,592
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$ 90,773	$ 105,813
Income taxes payable		2,148	2,722
Deferred revenue		22,687	23,678
Current portion of lease liabilities	3	1,080	-
Current portion of long-term debt	18	6,280	6,332
		122,968	138,545
Long-term liabilities
Lease liabilities	3	5,284	-
Long-term debt	18	54,204	60,895
Convertible debentures	19	407,159	421,366
Deferred tax liability	16	88,632	87,633
		678,247	708,439
Shareholders’ equity
Share capital	20	1,661,641	1,655,273
Warrants	21	1,336	1,336
Share-based payment reserve		37,197	36,151
Accumulated other comprehensive loss		(1,805)	(119)
Non-controlling interest	23	28,238	28,409
Retained earnings		28,715	12,103
		1,755,322	1,733,153
		2,433,569	$ 2,441,592

Nature of operations (Note 1), Commitments and contingencies (Note 32)

Approved on behalf of the Board:

“John Herhalt”	“Irwin Simon”
Signed: Director	Signed: Director

The accompanying notes are an integral part of these consolidated financial statements

2

Aphria Inc.

Condensed Interim Consolidated Statements of Income and Comprehensive Income

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

		For the three months ended August 31,
	Note	2019	2018
Revenue from cannabis products		$ 35,079	$ 13,292
Distribution revenue		95,327	--
Excise taxes		(4,294)	--

Net revenue		126,112	13,292

Production costs	6	15,454	4,834
Cost of goods purchased		83,104	--

Gross profit before fair value adjustments		27,554	8,458

Fair value adjustment on sale of inventory	6	7,286	4,205
Fair value adjustment on growth of biological assets	7	(25,153)	(9,511)

Gross profit		45,421	13,764
Operating expenses:
General and administrative	24	22,305	8,851
Share-based compensation	25	4,956	6,122
Selling, marketing and promotion		7,814	4,741
Amortization		5,008	3,274
Research and development		610	262
Transaction costs		735	865
		41,428	24,115

Operating income		3,993	(10,351)

Finance income (expense), net	26	(5,257)	1,059
Non-operating income	27	20,303	34,430

Income before income taxes		19,039	25,138

Income taxes	16	2,598	3,962
Net income		16,441	21,176

Other comprehensive income
Other comprehensive income		(1,686)	--
Comprehensive income		$ 14,755	$ 21,176
Total comprehensive income (loss) is attributable to:
Shareholders of Aphria Inc.		14,926	21,387
Non-controlling interest	23	(171)	(211)
		$ 14,755	$ 21,176

Weighted average number of common shares - basic		251,163,059	225,659,684
Weighted average number of common shares - diluted		252,741,610	230,366,310

Earnings per share - basic	29	$ 0.07	$ 0.09
Earnings per share - diluted	29	$ 0.07	$ 0.09

The accompanying notes are an integral part of these consolidated financial statements

3

Aphria Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - in thousands of Canadian dollars, except share amounts)

	Number of common shares	Share capital (Note 20)	Warrants (Note 21)	Share-based payment reserve	Accumulated other comprehensive loss	Non-controlling interest (Note 23)	Retained earnings	Total

Balance at May 31, 2018	210,169,924	$ 1,113,981	$ 1,375	$ 22,006	$ (801)	$ 9,580	$ 27,452	$ 1,173,593
Share issuance - June 2018 bought deal	21,835,510	245,925	-	-	-	-	-	245,925
Additional share issuance - Broken Coast acquisition	19,963	297	-	-	-	-	-	297
Share issuance - warrants exercised	10,000	18	-	-	-	-	-	18
Share issuance - options exercised	565,371	6,857	-	(4,455)	-	-	-	2,402
Income tax recovery on share issuance costs	-	3,399	-	-	-	-	-	3,399
Share-based payments	-	-	-	4,175	-	-	-	4,175
Non-controlling interest	-	-	-	-	-	9,452	-	9,452
Comprehensive income for the period	-	-	-	-	-	(211)	21,387	21,176
Balance at August 31, 2018	232,600,768	$ 1,370,477	$ 1,375	$ 21,726	$ (801)	$ 18,821	$ 48,839	$ 1,460,437

	Number of common shares	Share capital (Note 20)	Warrants (Note 21)	Share-based payment reserve	Accumulated other comprehensive loss	Non-controlling interest (Note 23)	Retained earnings	Total

Balance at May 31, 2019	250,989,120	$ 1,655,273	$ 1,336	$ 36,151	$ (119)	$ 28,409	$ 12,103	$ 1,733,153
Share issuance - options exercised	974,487	5,912	-	(1,967)	-	-	-	3,945
Share issuance - RSUs exercised	50,000	456	-	-	-	-	-	456
Share-based payments	-	-	-	3,013	-	-	-	3,013
Comprehensive income for the period	-	-	-	-	(1,686)	(171)	16,612	14,755
Balance at August 31, 2019	252,013,607	$ 1,661,641	$ 1,336	$ 37,197	$ (1,805)	$ 28,238	$ 28,715	$ 1,755,322

The accompanying notes are an integral part of these consolidated financial statements

4

Aphria Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - in thousands of Canadian dollars)

		For the three months ended August 31,
	Note	2019	2018
Cash used in operating activities:
Net income for the period		$ 16,441	$ 21,176
Adjustments for:
Future income taxes	16	1,351	2,468
Fair value adjustment on sale of inventory	6	7,286	4,205
Fair value adjustment on growth of biological assets	7	(25,153)	(9,511)
Loss on marketable securities	4	85	167
Unrealized foreign exchange gain		(83)	(25)
Amortization	9,10	9,218	4,706
Unrealized gain on convertible notes receivable	12	(1,155)	(295)
Gain on dilution of equity investee		-	(2,210)
Loss on equity investee		-	247
Gain on sale of equity investee	13	-	(9,880)
Deferred gain recognized		-	(511)
Other non-cash items		9	4
Share-based compensation	25	4,956	6,122
Gain on long-term investments	28	(13,708)	(22,700)
Unrealized gain on convertible debentures		(14,207)	-
Unrealized loss on financial liabilities		-	415
Change in non-cash working capital	30	(15,893)	(8,693)
		(30,853)	(14,315)
Cash provided by (used in) financing activities:
Share capital issued, net of cash issuance costs		-	245,925
Share capital issued on warrants, options and DSUs exercised		4,401	2,420
Advances from related parties	8	-	915
Repayment of amounts due to related parties	8	-	(915)
Proceeds from long-term debt		-	24,927
Repayment of long-term debt		(6,752)	(44)
Repayment of lease liabilities		(255)	-
		(2,606)	273,228
Cash used in investing activities:
Proceeds from disposal of marketable securities	4	5,000	4,000
Investment in capital and intangible assets		(39,348)	(57,763)
Proceeds from disposal of capital assets		409	-
Repayment of convertible and promissory notes receivable		-	1,942
Investment in long-term investments and equity investees		-	(15,317)
Proceeds from disposal of long-term investments and equity investees		528	35,626
Net cash paid on business acquisitions	11	(34,722)	(4,051)
		(68,133)	(35,563)
Net increase (decrease) in cash and cash equivalents		(101,592)	223,350
Cash and cash equivalents, beginning of period		550,797	59,737
Cash and cash equivalents, end of period		$ 449,205	$ 283,087
Cash is comprised of:
Cash in bank		$ 426,725	$ 56,077
Short-term deposits		22,480	227,010
Cash and cash equivalents		$ 449,205	$ 283,087

The accompanying notes are an integral part of these consolidated financial statements

5

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

1.	Nature of operations

Aphria Inc. (the "Company" or “Aphria”) existing under the laws of Business Corporations Act (Ontario), is licensed to produce and sell cannabis under The Cannabis Act. In February 2018, the Company acquired Broken Coast Cannabis Ltd. (“Broken Coast”). Broken Coast is licensed to produce and sell cannabis under The Cannabis Act. In March 2018, the Company acquired Nuuvera Inc. (“Nuuvera”). Nuuvera is an international organization with a focus on building a global cannabis brand, with operations in Germany, Italy, Malta, and Lesotho. In September 2018, the Company acquired LATAM Holdings Inc. (“LATAM”) (Note 11). This purchase provides Aphria an early foothold into the Latin American cannabis market whereby LATAM holds licenses and license applications presently in-process for production, import, export and sale of cannabis and cannabis derivatives in Colombia, Argentina and Jamaica. In January 2019, Aphria through wholly-owned subsidiary Nuuvera Deutschland GmbH acquired CC Pharma GmbH (“CC Pharma”) (Note 11). CC Pharma is a distributor of pharmaceutical products to pharmacies in Germany and is a key part of the Company’s distribution strategy for cannabis in Germany.

1974568 Ontario Ltd. (“Aphria Diamond”) is a 51% majority owned subsidiary of the Company, incorporated in November 2017. Aphria Diamond has applied for its cultivation licence under the provisions of The Cannabis Act.

The registered office of the Company is located at 1 Adelaide Street East, Suite 2310, Toronto, Ontario.

The Company’s common shares are listed under the symbol “APHA” on the Toronto Stock Exchange (“TSX”) in Canada and the New York Stock Exchange (“NYSE”) in the United States.

These consolidated financial statements were approved by the Company’s Board of Directors on October 11, 2019.

2.	Basis of preparation

(a)	Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These condensed interim consolidated financial statements do not include all notes of the type normally included within the annual financial report and should be read in conjunction with the audited financial statements of the Company for the year ended May 31, 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and Interpretations of the IFRS Interpretations Committee

(b)	Basis of measurement

These condensed interim consolidated financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments that are measured at fair value and biological assets that are measured at fair value less costs to sell, as detailed in the Company’s accounting policies.

(c)	Functional currency

All figures presented in the consolidated financial statements are reflected in Canadian dollars; however, the functional currency of the Company includes the Canadian dollar and the Euro.

Foreign currency transactions are translated to the respective functional currencies of the Company’s entities at the exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the foreign exchange rate applicable at the statement of financial position date. Non-monetary items carried at historical cost denominated in foreign currencies are translated to the functional currency at the date of the transactions. Non-monetary items carried at fair value denominated in foreign currencies are translated to the functional currency at the date when the fair value was determined. Realized and unrealized exchange gains and losses are recognized through profit and loss.

On consolidation, the assets and liabilities of foreign operations reported in their functional currencies, including marketable securities, long-term investments and promissory notes payable, are translated into Canadian dollars, the Group’s presentation currency, at period-end exchange rates. Income and expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from translating foreign operations are recognized in other comprehensive income and accumulated in equity. The Company and all of its subsidiaries’ functional currency is Canadian dollars, with the exception of CC Pharma GmbH whose functional currency is the Euro.

6

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

(d)	Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Subsidiaries	Jurisdiction of incorporation	Ownership interest(1)
Broken Coast Cannabis Ltd.	British Columbia, Canada	100%
LATAM Holdings Inc.	British Columbia, Canada	100%
Marigold Acquisitions Inc.	British Columbia, Canada	100%
MMJ International Investments Inc.	British Columbia, Canada	100%
Nuuvera Holdings Limited	Ontario, Canada	100%
ARA - Avanti Rx Analytics Inc.	Ontario, Canada	100%
MMJ Colombia Partners Inc.	Ontario, Canada	100%
Nuuvera Israel Ltd.(2)	Israel	100%
FL-Group	Italy	100%
Goodfields Supply Co. Ltd.	United Kingdom	100%
Hampstead Holdings Ltd.	Bermuda	100%
ABP, S.A.	Argentina	100%
Nuuvera Deutschland GmbH	Germany	100%
Aphria Deutschland GmbH	Germany	100%
CC Pharma GmbH	Germany	100%
CC Pharma Research and Development GmbH	Germany	100%
Aphria Wellbeing GmbH	Germany	100%
Marigold Projects Jamaica Limited	Jamaica	95% (3)
Nuuvera Malta Ltd.	Malta	90%
ASG Pharma Ltd.	Malta	90% (4)
QSG Health Ltd.	Malta	90% (5)
ColCanna S.A.S.	Colombia	90%
CC Pharma Nordic ApS	Denmark	75%
1974568 Ontario Ltd.	Ontario, Canada	51%
Aphria Terra S.R.L.	Italy	51%
Aphria Italy S.p.A.(2)	Italy	51%
APL - Aphria Portugal, Lda.	Portugal	51%
CannInvest Africa Ltd.	South Africa	50%
Verve Dynamics Incorporated (Pty) Ltd.	Lesotho	30% (6)

(1)	The Company defines ownership interest as the interest in which the Company is entitled to a proportionate share of net income. Legal ownership of some subsidiaries differ from ownership interest shown above.
(2)	Represents inactive subsidiaries, which have no operations and do not own any assets, save and except for related party balances owing to the Company and are in the process of being dissolved.
(3)	The Company holds 49% of the issued and outstanding shares of Marigold Projects Jamaica Limited, through wholly owned subsidiary Marigold Acquisitions Inc. The Company holds rights through a licensing agreement to 95% of the results of operations of Marigold Projects Jamaica Limited.
(4)	The Company holds 100% of the issued and outstanding shares of ASG Pharma Ltd., through 90% owned subsidiary Nuuvera Malta Ltd.
(5)	The Company holds 100% of the issued and outstanding shares of QSG Health Ltd., through 90% owned subsidiary Nuuvera Malta Ltd.
(6)	The Company holds 60% of the issued and outstanding shares of Verve Dynamics Incorporated (Pty) Ltd., through 50% owned subsidiary CannInvest Africa Ltd.

7

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

Intragroup balances, and any unrealized gains and losses or income and expenses arising from transactions with jointly controlled entities are eliminated to the extent of the Company’s interest in the entity.

The Company treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Company. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to the owners of the Company.

(e)	Interest in equity investees

In accordance with IFRS 10, associates are those in which the Company has significant influence, but not control or joint control over the financial and accounting policies.

Interests in associates are accounted for using the equity method in accordance with IAS 28. They are recognized initially at cost, which includes transaction costs. After initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity investees until the date on which significant influence ceases.

If the Company’s share of losses in an equity investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.	Significant accounting policies

These condensed interim consolidated financial statements have been prepared following the same accounting policies used in the preparation of the audited financial statements of the Company for the year ended May 31, 2019, with the exception of the adoption of IFRS 16, Leases (“IFRS 16”), as described below.

New standards and interpretations applicable effective June 1, 2019

Adoption of IFRS 16 - Leases

IFRS 16 introduced a single, on-balance sheet accounting model for leases. The Company, as a leasee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments.

The Company has applied IFRS 16 using the modified retrospective method and has elected to set the right-of-use asset equal to the lease liability. As such the cumulative effect of initial application recognized in retained earnings at June 1, 2019 is nil. Accordingly, the comparative information presented for the prior period has not been restated and is presented as previously reported under IAS 17 and related interpretations.

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 Determining Whether an Arrangement contains a lease. The Company now determines whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is Initially measured at cost, and subsequently at cost less any accumulated depreciation or impairment losses and adjusted for certain re-measurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The Company primarily uses its incremental borrowing rate as the discount rate. The weighted average discount rate used was 5.0%. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

8

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions represent leases. The Company applied IFRS 16 only to contracts that were previously identified as leases under IAS 17 and IFRIC 4. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into, or changed, on or after June 1, 2019.

The Company used the following additional practical expedients:

•	Applied a single discount rate to a portfolio of leases with similar characteristics;
•	Applied the exemption not to recognize right-of-use assets and lease liabilities for short-term leases with terms less than 12 months and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line or other systematic basis over the lease term;
•	Excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application; and
•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

The Company has furthermore applied judgment to determine the applicable discount rate. The discount rate is based on the Company's incremental borrowing rate and reflects the current market assessments of the time value of money and the associated risks for which the estimates of future cash flows have not been adjusted for.

On transition to IFRS 16, the Company recognized right-of-use assets and corresponding lease liabilities of $6,619 on June 1, 2019 for a combination of vehicle and office lease agreements. The Company has recognized depreciation expense of $292 and $255 in finance costs in the condensed consolidated interim statements of operations and comprehensive (loss) income for the three months ended August 31, 2019.

There are no other standards that are not yet effective and that would be expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions.

The Company has reclassified certain immaterial items on the comparative consolidated statements of financial position, consolidated statements of income and comprehensive income, and consolidated statements of cash flows to improve clarity.

4.	Marketable securities

Marketable securities are classified as fair value through profit or loss, and are comprised of:

	S&P rating at purchase	Interest rate	Maturity date	August 31, 2019	May 31, 2019
Fixed Income:
Ford Motor Credit Co. LLC	BBB	3.140%	6/14/2019	$ -	$ 5,074
Canadian Western Bank	A-	3.463%	12/17/2019	1,009	1,019
Enercare Solutions Inc.	BBB	4.600%	2/3/2020	3,846	3,907
Enbridge Inc.	BBB+	4.530%	3/9/2020	5,167	5,137
Choice Properties REIT	BBB	3.600%	4/20/2020	5,092	5,062
				$ 15,114	$ 20,199

The cost of marketable securities as at August 31, 2019 was $15,745 (May 31, 2019 - $20,907). During the three months ended August 31, 2019, the company divested of certain marketable securities for proceeds of $5,000 (2018 - $4,000), resulting in a loss on disposal of $(74) (2018 - $(55)), and re-invested $nil (2018 - $nil). During the three months ended August 31, 2019, the Company recognized a loss of $(85) (2018 - $(167)) on its marketable securities portfolio, of which $(11) (2018 - $(112)) represented unrealized fair value adjustments.

9

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

5.	Prepaids and other current assets

Prepaids and other current assets are comprised of:

	August 31, 2019	May 31, 2019
Sales tax receivable	$ 4,335	$ 7,583
Accrued interest	915	2,779
Prepaid assets	9,552	10,696
Other	4,134	2,333
	$ 18,936	$ 23,391

6.	Inventory

Inventory is comprised of:

	Capitalized cost	Fair value adjustment	August 31, 2019	May 31, 2019
Harvested cannabis	$ 15,513	$ 20,313	$ 35,826	$ 23,253
Harvested cannabis trim	2,882	3,522	6,404	5,789
Cannabis oil	15,957	13,565	29,522	19,601
Softgel capsules	316	272	588	764
Distribution inventory	31,058	-	31,058	32,944
Other inventory items	9,582	-	9,582	9,178
	$ 75,308	$ 37,672	$ 112,980	$ 91,529

During the three months ended August 31, 2019, the Company recorded $15,454 (2018 - $4,834) of production costs. Included in production costs for the three months ended August 31, 2019 is $426 of cannabis oil conversion costs (2018 - $147), $2 related to the cost of accessories (2018 - $65), and amortization of $1,895 (2018 - $513). The Company also included $2,315 of amortization which remains in inventory for the three months ended August 31, 2019 (2018 - $919) related to capital assets utilized in production. During the three months ended August 31, 2019, the Company expensed $7,286 (2018 -$4,205) of fair value adjustments on the growth its biological assets included in inventory sold.

The Company holds 9,760.1 kilograms of harvested cannabis (May 31, 2019 - 6,309.9 kgs), 2,275.0 kilograms of harvested cannabis trim (May 31, 2019 - 1,908.0 kgs) and 37,855.3 litres of cannabis oils or 6,583.5 kilograms equivalent in various stages of production (May 31, 2019 - 28,458.1 litres or 4,949.2 kilograms equivalent), 819.7 litres of cannabis oils used in softgel capsules or 142.5 kilograms equivalent at August 31, 2019 (May 31, 2019 - 982.0 litres or 218.2 kilograms equivalent).

7.	Biological assets

Biological assets are comprised of:

Amount
Balance at May 31, 2018	$ 7,331
Changes in fair value less costs to sell due to biological transformation	40,607
Production costs capitalized	47,747
Transferred to inventory upon harvest	(76,960)
Balance at May 31, 2019	$ 18,725
Changes in fair value less costs to sell due to biological transformation	25,153
Production costs capitalized	29,791
Transferred to inventory upon harvest	(43,782)
Balance at August 31, 2019	$ 29,887

10

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

The Company values cannabis plants at cost, which approximates fair value from the date of initial clipping from mother plants until half way through the flowering cycle of the plants. Measurement of the biological transformation of the plant at fair value less costs to sell begins in the fourth week prior to harvest and is recognized evenly until the point of harvest. The number of weeks in the growing cycle is between twelve and sixteen weeks from propagation to harvest. The Company has determined the fair value less costs to sell of harvested cannabis and harvested cannabis trim to be $3.50 and $2.75 per gram respectively, upon harvest for greenhouse produced cannabis (May 31, 2019 - $3.50 and $2.75 per gram) and $4.00 and $3.25 per gram respectively (May 31, 2019 - $4.00 and $3.25 per gram), upon harvest for indoor produced cannabis.

The effect of the fair value less cost to sell over and above historical cost was an increase in non-cash value of biological assets and inventory of $25,153 during the three months ended August 31, 2019 (2018 - $9,511).

The fair value of biological assets is determined using a valuation model to estimate expected harvest yield per plant applied to the estimated price per gram less processing and selling costs. Only when there is a material change from the expected fair value used for cannabis does the Company make any adjustments to the fair value used. During the period, there was no material change to these inputs and therefore there has been no change in the determined fair value per plant.

In determining the fair value of biological assets, management has made the following estimates in this valuation model:

•	The harvest yield is between 20 grams and 60 grams per plant;
•	The selling price is between $3.00 and $7.00 per gram;
•	Processing costs include drying and curing, testing, post-harvest overhead allocation, packaging and labelling costs between $0.30 and $0.80 per gram;
•	Selling costs include shipping, order fulfilment, patient acquisition and patient maintenance costs between $0.00 and $1.50 per gram;

Sales price used in the valuation of biological assets is based on the average selling price of all cannabis products and can vary based on different strains being grown as well as the proportion of sales derived from wholesale compared to retail. Selling costs vary depending on methods of selling and are considered based on the expected method of selling and the determined additional costs which would be incurred. Expected yields for the cannabis plant is also subject to a variety of factors, such as strains being grown, length of growing cycle, and space allocated for growing. Management reviews all significant inputs based on historical information obtained as well as based on planned production schedules.

Management has quantified the sensitivity of the inputs and determined the following:

•	Selling price per gram - a decrease in the average selling price per gram by 5% would result in the biological asset value decreasing by $906 (May 31, 2019 - $516) and inventory decreasing by $3,610 (May 31, 2019 - $2,470)
•	Harvest yield per plant - a decrease in the harvest yield per plant of 5% would result in the biological asset value decreasing by $517 (May 31, 2019 - $266)

These inputs are level 3 on the fair value hierarchy and are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

8.	Related party transactions

Key management personnel compensation for the three months ended August 31, 2019 and 2018 was comprised of:

	For the three months ended August 31,
	2019	2018
Salaries	$ 1,311	$ 788
Short-term employment benefits (included in office and general)	44	27
Share-based compensation	579	1,980
	$ 1,934	$ 2,795

 Directors and officers of the Company control 0.04% or 99,442 of the voting shares of the company.

11

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

9.	Capital assets

	Land	Production Facility	Equipment	Leasehold improvements	Construction in process	Rights-of-Use Assets	Total capital assets
Cost
At May 31, 2018	$ 24,504	$ 99,442	$ 15,949	$ 1,665	$ 167,157	$ -	$ 308,717
Business acquisitions	345	4,524	1,662	182	154	-	6,867
Additions	8,109	3,829	28,305	778	163,953	-	204,974
Transfers	192	124,603	33,687	(1,389)	(157,093)	-	-
Disposals	3	70	24	-	11	-	108
At May 31, 2019	33,153	232,468	79,627	1,236	174,182	-	520,666
IFRS 16 Adjustment	-	-	-	-	-	6,619	6,619
Additions	12	1,600	5,963	765	29,569	-	37,909
Transfers	-	9,148	(3,909)	910	(6,149)	-	-
Disposals	-	-	(409)	-	-	-	(409)
Effect of foreign exchange	(6)	(130)	(45)	-	(33)	-	(214)
At August 31, 2019	$ 33,159	$ 243,086	$ 81,227	$ 2,911	$ 197,569	$ 6,619	$ 564,571

Accumulated depreciation
At May 31, 2018	$ -	$ 2,500	$ 2,957	$ 109	$ -	$ -	$ 5,566
Amortization	-	5,160	5,962	80	-	-	11,202
At May 31, 2019	-	7,660	8,919	189	-	-	16,768
Amortization	-	2,692	2,513	106	-	292	5,603
At August 31, 2019	$ -	$ 10,352	$ 11,432	$ 295	$ -	$ 292	$ 22,371

Net book value
At May 31, 2018	$ 24,504	$ 96,942	$ 12,992	$ 1,556	$ 167,157	$ -	$ 303,151
At May 31, 2019	$ 33,153	$ 224,808	$ 70,708	$ 1,047	$ 174,182	$ -	$ 503,898
At August 31, 2019	$ 33,159	$ 232,734	$ 69,795	$ 2,616	$ 197,569	$ 6,327	$ 542,200

12

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

10.	Intangible assets

	Customer relationships	Corporate website	Licences, permits & applications	Non-compete agreements	Intellectual property, trademarks & brands	Total intangible assets
Cost
At May 31, 2018	$ 11,730	$ 409	$ 139,170	$ 1,930	$ 81,086	$ 234,325
Business acquisitions	21,300	-	123,956	1,400	16,200	162,856
Additions	-	496	12,754	-	1,244	14,494
At May 31, 2019	33,030	905	275,880	3,330	98,530	411,675
Additions	-	-	904	-	535	1,439
Effect of foreign exchange	(829)	-	-	(54)	(630)	(1,513)
At August 31, 2019	$ 32,201	$ 905	$ 276,784	$ 3,276	$ 98,435	$ 411,601

Accumulated depreciation
At May 31, 2018	$ 1,274	$ 256	$ 277	$ 314	$ 5,760	$ 7,881
Amortization	4,729	161	582	1,176	5,090	11,738
At May 31, 2019	6,003	417	859	1,490	10,850	19,619
Amortization	1,518	95	43	418	1,541	3,615
At August 31, 2019	$ 7,521	$ 512	$ 902	$ 1,908	$ 12,391	$ 23,234

Net book value
At May 31, 2018	$ 10,456	$ 153	$ 138,893	$ 1,616	$ 75,326	$ 226,444
At May 31, 2019	$ 27,027	$ 488	$ 275,021	$ 1,840	$ 87,680	$ 392,056
At August 31, 2019	$ 24,680	$ 393	$ 275,882	$ 1,368	$ 86,044	$ 388,367

Included in Licences, permits & applications is $273,579 of indefinite lived intangible assets.

11.	Business Acquisitions

Acquisition of LATAM Holdings Inc.

On July 17, 2018, the Company signed a share purchase agreement with Scythian Biosciences Corp. (“Scythian”) to purchase 100% of the issued and outstanding shares of LATAM Holdings Inc. (“LATAM Holdings”); a direct wholly-owned subsidiary of Scythian. As outlined in the share purchase agreement, the negotiated purchase price was to be settled with the issuance of 15,678,310 shares of the Company valued on July 17, 2018 at $193,000 and the assumption of $1,000 USD ($1,310 CAD) short-term liabilities. The acquisition of LATAM Holdings closed on September 27, 2018. Therefore, in accordance with IFRS 3 - Business Combinations, the equity consideration transferred was measured at fair value at the acquisition date, which is the date control was obtained, which in this case was determined to be September 27, 2018. The fair value of the consideration shares on September 27, 2018 was $273,900.

LATAM Holdings, through other subsidiaries, provides the Company with access to the emerging cannabis markets in Latin America and the Caribbean. Through this acquisition, the Company secured key licenses in Colombia, Argentina and Jamaica which is anticipated to provide first mover advantage in these countries. In addition, the Company acquired an option and rights of first refusal to purchase a Brazilian incorporated entity, with the option and right of first refusal vesting only upon the entity obtaining a licence to cultivate and distribute cannabis lawfully in Brazil.

13

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

The table below summarizes the fair value of the assets acquired and the liabilities assumed at the effective acquisition date:

	Note	Number of shares	Share price	Amount
Consideration paid
Shares issued	(i)	15,678,310	$ 17.47	$ 273,900
Total consideration paid				$ 273,900

Net assets acquired
Current assets
Cash and cash equivalents				2,704
Accounts receivable				571
Prepaids and other current assets				106
Inventory				65
Long-term assets
Capital assets				494
Licences, permits & applications				123,956
Goodwill				189,188
Total assets				317,084
Current liabilities
Accounts payable and accrued liabilities				1,986
Income taxes payable				20
Long-term liabilities
Deferred tax liability				29,837
Total liabilities				31,843

Non-controlling interest				11,341

Total net assets acquired				$ 273,900

(i)       Share price based on the price of the shares on September 27th, 2018.

Net income and comprehensive net income for the Company would have been lower by approximately $1,139 for the three months ended August 31, 2018, if the acquisition had taken place on June 1, 2018. In connection with this transaction, the Company expensed transaction costs of $1,133.

Acquisition of CC Pharma GmbH

On November 7 ,2018, the Company signed a share purchase agreement to acquire 100% of the issued and outstanding shares of CC Pharma. The purchase price was cash consideration of €18,920 ($28,775 CAD) and additional cash consideration of up to €23,500 ($35,741 CAD) contingent on CC Pharma obtaining a specified EBITDA target. The acquisition of CC Pharma closed on January 9, 2019. During the three months ended August 31, 2019 the Company paid the additional cash consideration of €23,500 previously included in accounts payable, the value in CAD at date of settlement was $34,722.

CC Pharma is a leading distributor of pharmaceutical products to pharmacies in Germany as well as throughout Europe. The acquisition of CC Pharma provides the Company access to the cannabis markets in Germany and ultimately pan-European platforms.

14

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

The Company is in the process of assessing the fair value of the net assets acquired and, as a result, the fair value of the net assets acquired may be subject to adjustments pending completion of final valuations and post-closing adjustments. The table below summarizes the preliminary estimated fair value of the assets acquired and the liabilities assumed at the effective acquisition date:

Amount
Consideration
Cash	$ 28,775
Contingent consideration	35,741
Total consideration	$ 64,516

Net assets acquired
Current assets
Cash and cash equivalents	7,237
Accounts receivable	33,989
Prepaids and other current assets	14,616
Inventory	28,352
Long-term assets
Capital assets	6,373
Customer relationships	21,300
Non-compete agreements	1,400
Intellectual property, trademarks & brands	16,200
Goodwill	6,146
Total assets	135,613
Current liabilities
Bank loans and overdrafts	20,255
Accounts payable and accrued liabilities	44,111
Income taxes payable	672
Long-term liabilities
Deferred tax liability	6,059
Total liabilities	71,097

Total net assets acquired	$ 64,516

Revenue and net income and comprehensive net income for the Company would have been higher by approximately $150,000 and $2,625 respectively, for the three months ended August 31, 2018, if the acquisition had taken place on June 1, 2018. In connection with this transaction, the Company expensed transaction costs of $595.

Goodwill is comprised of:

	August 31, 2019	May 31, 2019
CannWay goodwill	$ 1,200	$ 1,200
Broken Coast goodwill	146,091	146,091
Nuuvera goodwill	377,221	377,221
LATAM goodwill	139,188	139,188
CC Pharma goodwill	6,146	6,146
Effect of foreign exchange	(228)	-
	$ 669,618	$ 669,846

15

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

12.	Convertible notes receivable

	August 31, 2019	May 31, 2019
HydRx Farms Ltd. (d/b/a Scientus Pharma)	$ 11,500	$ 11,500
Fire & Flower Inc.	11,855	11,166
10330698 Canada Ltd. (d/b/a Starbuds)	5,592	5,204
High Tide Inc.	4,438	4,360
	33,385	32,230
Deduct - current portion	(23,355)	(11,500)
	$ 10,030	$ 20,730

HydRx Farms Ltd. (d/b/a Scientus Pharma)

On August 14, 2017, Aphria purchased $11,500 in secured convertible debentures of Scientus Pharma (“SP”). The convertible debentures bear interest at 8%, paid semi-annually, mature in two years and include the right to convert the debentures into common shares of SP at $2.75 per common share at any time before maturity. SP maintains the option of forced conversion of the convertible debentures if the common shares of SP trade on a stock exchange at a value of $3.02 or more for 30 consecutive days. The Company has agreed with SP to extend the due date for an additional 90 days.

As at August 31, 2019, the fair value of the Company’s secured convertible debentures was $11,500 (May 31, 2019 - $11,500), which resulted in a fair value gain for the three months ended August 31, 2019 of $nil (2018 - $155).

Fire & Flower Inc.

On July 26, 2018, Aphria purchased $10,000 in unsecured convertible debentures of Fire & Flower Inc. (“F&F”). The convertible debentures bear interest at 8% per annum compounded, accrued and paid semi-annually in arrears. The debentures mature on July 31, 2020, at which point, they automatically convert into common shares of F&F at the lower of $1.15 and the share price on July 31, 2020. The debentures may also be converted into a loan on July 31, 2020 bearing interest at 12%, at the holder’s option.

As at August 31, 2019, the fair value of the unsecured convertible debentures was $11,855 (May 31, 2019 - $11,166), which resulted in a fair value gain for the three months ended August 31, 2019 of $689 (2018 - $140).

10330698 Canada Ltd. (d/b/a Starbuds)

On December 28, 2018, Aphria purchased $5,000 in secured convertible debentures of Starbuds. The convertible debentures bear interest at 8.5% per annum accruing daily due on the December 28, 2020. The debentures are secured against the assets of Starbuds. The debentures and any accrued and unpaid interest are convertible into common shares for $0.50 per common share and mature on December 28, 2020.

As at August 31, 2019, the fair value of the Company’s secured convertible debentures was $5,592 (May 31, 2019 - $5,204), which includes $285 (May 31, 2019 - $nil) of accrued interest. The remaining increase resulted in a fair value gain for the three months ended August 31, 2019 of $388 (2018 - $nil).

High Tide Inc.

On April 10, 2019, Aphria purchased $4,500 in unsecured convertible debentures of High Tide Inc. (“High Tide”). The convertible debentures bear interest at 10% per annum, payable annually up front in common shares of High Tide based on the 10-day volume weighted average price (the “Debentures”). The debentures mature on April 10, 2021 and are convertible into common shares of High Tide at a price of $0.75 at the option of the holder. In addition to the debentures, the Company received 6,000,000 warrants in High Tide as part of the purchase of the unsecured convertible debentures (Note 14).

As at August 31, 2019, the fair value of the unsecured convertible debentures was $4,438 (May 31, 2019 -$4,360), which resulted in a fair value gain for the three months ended August 31, 2019 of $78 (2018 - $nil).

16

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

 Convertible notes receivable

During the three months ended August 31, 2019, the Company purchased a total of $nil (2018 - $10,000) in convertible notes. The unrealized gain on convertible notes receivable recognized in the results of operations amounts to $1,155 for the three months ended August 31, 2019 (2018 - $295).

The fair value was determined using the Black-Scholes option pricing model using the following assumptions: the risk-free rate of 1.51%; expected life of the convertible note; volatility of 70% based on comparable companies; forfeiture rate of nil; dividend yield of nil; and, the exercise price of the respective conversion feature.

13.	Interest in equity investees

Althea Group Holdings Ltd. (“Althea”)

As at August 31, 2019 the Company held 50,097,906 common shares of Althea (May 31, 2019 - 50,750,000) representing an ownership interest of 21.5% (May 31, 2019 - 25%).

On July 25, 2019 Althea issued 30,000,000 common shares for gross proceeds of $30,000 AUD. During the three months ended August 31, 2019, the Company sold 652,094 common shares in Althea reducing the Company’s ownership interest in Althea to 21.5% (Note 28). The Company also relinquished its board representation and ability to participate in Althea’s policy making process. As a result of these transactions, the Company ceased to account for this investment as an equity investee. In accordance with IAS 28, the Company recognized a gain on the change from equity accounting to fair value through profit and loss of $24,255 and reclassified its ownership interest to long-term investments (Note 14 and 27).

14.	Long-term investments

	Cost May 31, 2019	Fair value May 31, 2019	Investment	Divesture/ Transfer	Subtotal August 31, 2019	Change in fair value	Fair value August 31, 2019
Level 1 on fair value hierarchy
Tetra Bio-Pharma Inc.	$ 19,057	$ 17,216	$ -	$ -	$ 17,216	$ (9,012)	$ 8,204
National Access Cannabis Corp.	11,574	7,147	-	-	7,147	(2,155)	4,992
Aleafia Health Inc.	10,000	8,445	-	-	8,445	(2,621)	5,824
Rapid Dose Therapeutics Inc.	5,400	5,832	-	-	5,832	(504)	5,328
Fire & Flower Inc.	3,416	2,823	-	-	2,823	160	2,983
High Tide Inc.	450	340	-	-	340	28	368
Althea Group Holdings Ltd.	-	-	-	9,190	9,190	28,009	37,199
	49,897	41,803	-	9,190	50,993	13,905	64,898
Level 3 on fair value hierarchy
Resolve Digital Health Inc.	718	1,100	-	-	1,100	-	1,100
Resolve Digital Health Inc.	282	282	-	-	282	(24)	258
Green Acre Capital Fund I	2,000	4,290	-	-	4,290	(425)	3,865
Green Tank Holdings Corp.	1,890	5,334	-	-	5,334	(92)	5,242
IBBZ Krankenhaus GmbH	1,956	1,965	-	-	1,965	(58)	1,907
Greenwell Brands GmbH	152	153	-	-	153	(5)	148
HighArchy Ventures Ltd.	9,995	9,995	-	-	9,995	-	9,995
	16,993	23,119	-	-	23,119	(604)	22,515
	$ 66,890	$ 64,922	$ -	$ 9,190	$ 74,112	$ 13,301	$ 87,413

The fair value attached to warrants in both Level 2 and Level 3 were determined using the Black-Scholes option pricing model using the following assumptions: risk-free rate of 0.75-1.70% on the date of grant; expected life of 1 and 2 years; volatility of 70% based on comparable companies; forfeiture rate of 0%; dividend yield of nil; and, the exercise price of the respective warrant.

17

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

Tetra Bio-Pharma Inc.

The Company owns 26,900,000 common shares and 6,900,000 warrants at a cost of $19,057, with a fair value of $8,204 as at August 31, 2019.

National Access Cannabis

The Company owns 11,344,505 common shares in NAC at a cost of $11,574, with a fair value of $4,992 as at August 31, 2019.

Aleafia Health Inc. (formerly Emblem Corp.) (“Aleafia”)

The Company owns 5,823,831 common shares in Aleafia at a cost of $10,000, with a fair value of $5,824 as at August 31, 2019. The shares are subject to various hold restrictions tied to terms within the supply agreement.

Rapid Dose Therapeutics Inc. (“RDT”)

The Company owns 7,200,000 common shares, for a total cost of $5,400, with a fair value of $5,328 as at August 31, 2019.

Fire & Flower Inc.

The Company owns 2,277,000 common shares, for a total cost of $3,416 with a fair value of $2,983 as at August 31, 2019.

High Tide Inc.

The Company owns 943,396 common shares and 6,000,000 warrants in High Tide Inc. at a cost of $450, with a fair value of $368 as at August 31, 2019. Each warrant is exercisable at $0.85 per warrant expiring April 18, 2021.

Althea Group Holdings Ltd. (“Althea”)

During the quarter, the Company reclassified the common shares held in Althea from equity investee to long-term (Note 13). The Company owns 50,097,906 common shares of Althea at a cost of $8,292 AUD ($8,132 CAD) with a fair value of $41,581 AUD ($37,199 CAD) as at August 31, 2019.

Resolve Digital Health Inc. (“Resolve”)

The Company owns 2,200,026 common shares and 2,200,026 warrants in Resolve at a total cost of $1,000, with a fair value of $1,358 as at August 31, 2019. The Company determined the fair value of its investment based on its net realizable value. Each warrant is exercisable at $0.65 per warrant expiring December 1, 2021.

Green Acre Capital Fund I

The Company committed and invested $2,000 to Green Acre Capital Fund I. The Company determined the fair value of its investment, based on its proportionate share of net assets, to be $3,865 as at August 31, 2019.

Green Tank Holdings Corp. (“Green Tank”)

The Company owns 1,540,308 preferred shares in Green Tank for a total cost of $1,420 USD ($1,890 CAD), with a fair value of $3,943 USD ($5,242 CAD) as at August 31, 2019. The Company determined the fair value of its investment, based on Green Tank’s most recent financing.

IBBZ Krankenhaus GmbH Klinik Hygiea (“Krankenhaus”)

The Company owns 25.1% of Krankenhaus, which is the owner and operator of Berlin-based Schöneberg Hospital, for €1,294 ($1,956 CAD). Through this investment, the Company is entitled to 5% of the net income (loss) for the years 2018 to 2021, and 10% of the net income (loss) for the period thereafter. The Company determined that the fair value of its investment, based on Krankenhaus’ most recent financing at the same price, is equal to its carrying value. The Company recognized a loss from the change in fair value of $(58) due to changes in the foreign exchange rate.

Greenwell Brands GmbH (“Greenwell”)

In September 2018, the Company entered into an investment and shareholder agreement with Greenwell for the purchase of 1,250 common shares, for a total cost of €100 ($152 CAD). The Company determined that the fair value of its investment, based on the most recent financing at the same price, is equal to its carrying value. The Company recognized a loss from the change in fair value of $(5) due to changes in the foreign exchange rate.

18

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

HighArchy Ventures Ltd.

In October 2018, the Company entered into a subscription agreement with HighArchy Ventures Ltd. for the purchase of 1,999 Class A shares and 1,999 Class B shares, for a total cost of $9,995. During the year, HighArchy Ventures Ltd. completed a share split of 10,000 to 1. The Company determined that the fair value of its investment, based on the most recent financing at the same price, is equal to its carrying value.

15.	Promissory notes receivable

	May 31, 2019	Additions	Disposal/ Impairment	August 31, 2019
May 15, 2019 - $39,000 - 3%, due	$ 39,000	$ --	$ --	$ 39,000
November 15, 2019
November 1, 2018 - $200 - interest free, due	200	--	--	200
May 1, 2020
	$ 39,200	$ --	$ --	$ 39,200

16.	Income taxes and deferred income taxes

A reconciliation of income taxes at the statutory rate with the reported taxes is as follows:

	For the three months ended August 31,
	2019	2018
Income before income taxes (recovery)	$ 19,039	$ 25,138
Statutory rate	26.5%	26.5%

Expected income tax expense at combined basic federal and provincial tax rate	5,045	6,662

Effect on income taxes of:
Foreign tax differential	78	-
Permanent differences	18	-
Non-deductible share-based compensation and other expenses	1,313	1,631
Non-taxable portion of gains	(3,576)	(4,571)
Other	(626)	196
Tax assets not recognized	346	44
	$ 2,598	$ 3,962

Income tax expense is comprised of:
Current	$ 1,247	$ 1,494
Future	1,351	2,468
	$ 2,598	$ 3,962

The following table summarized the movement in deferred tax:

Amount
Balance at May 31, 2018	$ 59,253
Future income tax recovery	(4,090)
Income tax recovery on share issuance costs	(3,426)
Acquired through business acquisition	35,896
Balance at May 31, 2019	$ 87,633
Future income tax expense	1,351
Effect of foreign exchange	(352)
Balance at August 31, 2019	$ 88,632

19

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

 The following table summarizes the components of deferred tax:

	August 31, 2019	May 31, 2019
Deferred tax assets
Non-capital loss carry forward	$ 27,148	$ 20,133
Share issuance and financing fees	8,918	9,689
Other	1,180	1,102
Deferred tax liabilities
Net book value in excess of undepreciated capital cost	(3,205)	(2,751)
Intangible assets in excess of tax costs	(99,967)	(101,271)
Unrealized gain	(10,036)	(6,534)
Biological assets and inventory in excess of tax costs	(12,670)	(8,001)
Net deferred tax liabilities	$ (88,632)	$ (87,633)

17.	Bank indebtedness

The Company secured an operating line of credit in the amount of $1,000 which bears interest at the lender’s prime rate plus 75 basis points. As of the August 31, 2019, the Company has not drawn on the line of credit. The operating line of credit is secured by a first charge on the property at 265 Talbot St. West, Leamington, Ontario and a first ranking position on a general security agreement.

18.	Long-term debt

		August 31, 2019	May 31, 2019
	Term loan - $25,000 - Canadian Five Year Bond interest rate plus 2.73% with a
	minimum 4.50%, 5 year term, with a 15-year amortization, repayable in blended monthly payments, due in July 2023	$ 18,979	$ 24,022

	Term loan - $25,000 - 3.95%, compounded monthly, 5 year term with a 15-year
	amortization, repayable in equal monthly instalments of $188 including interest, due in April 2022	23,014	23,352

	Term loan - $1,250 - 3.99%, 5-year term, with a 10-year amortization, repayable in	917	946
	equal monthly instalments of $13 including interest, due in July 2021
	Mortgage payable - $3,750 - 3.95%, 5-year term, with a 20-year amortization,	3,345	3,380
	repayable in equal monthly instalments of $23 including interest, due in July 2021
	Vendor take-back mortgage - $2,850 - 6.75%, 5-year term, repayable in equal monthly	1,158	1,305
	instalments of $56 including interest, due in June 2021
	Term loan - €5,000 - Euro Interbank Offered Rate + 1.79%, 5-year term, repayable in	6,589	7,169
	quarterly instalments of €250 plus interest, due in December 2023
	Term loan - €5,000 - Euro Interbank Offered Rate + 2.68%, 5-year term, repayable in	6,589	7,169
	quarterly instalments of €250 plus interest, due in December 2023
		60,591	67,343
Deduct	- unamortized financing fees	(107)	(116)
	- principal portion included in current liabilities	(6,280)	(6,332)
		$ 54,204	60,895

20

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

Total long-term debt repayments are as follows:

Next 12 months	$ 6,280
2 years	6,336
3 years	5,923
4 years	6,060
5 years	4,716
Thereafter	31,276
Balance of obligation	$ 60,591

The term loan of $18,979 was entered into on July 27, 2018 and is secured by a first charge on the property at 223, 231, 239, 265, 269, 271 and 275 Talbot Street West, Leamington Ontario, a first position on a general security agreement, and an assignment of fire insurance to the lender. Principal payments started on the term loan in August 2018. The effective interest rate during the year was 4.68%.

The term loan of $23,014 was entered into on May 9, 2017 and is secured by a first charge on the property at 265 Talbot Street West, Leamington Ontario, a first position on a general security agreement, and an assignment of fire insurance to the lender. Principal payments started on the term loan in March 2018.

The term loan of $917 and mortgage payable of $3,345 were entered into on July 22, 2016 and are secured by a first charge on the property at 265 Talbot Street West, Leamington, Ontario and a first position on a general security agreement.

The vendor take-back mortgage payable of $1,158 was entered into on June 30, 2016 in conjunction with the acquisition of the property at 265 Talbot Street West. The mortgage is secured by a second charge on the property at 265 Talbot Street West, Leamington, Ontario.

The Company acquired term loans initially up to €17,000 ($25,460 CAD) as part of the acquisition of CC Pharma (Note 11). As at August 31, 2019, the Company had amounts outstanding of €9,000 ($13,178 CAD). These term loans are secured against the distribution inventory held by CC Pharma.

19.	Convertible debentures

	August 31, 2019	May 31, 2019
Opening balance	$ 421,366	$ -
Principal amount issued	-	469,805
Fair value adjustment	(14,207)	(48,439)
Closing balance	$ 407,159	$ 421,366

The unsecured convertible debentures were entered into in April 2019, in the principal amount of $350,000 USD, are due in five years from issuance (the “Notes”). The Notes bear interest at a rate of 5.25% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2019. The Notes are an unsecured obligation and ranked senior in right of payment to all indebtedness that is expressly subordinated in right of payment to the Notes. The Notes will rank equal in right of payment with all liabilities that are not subordinated. The Notes are effectively junior to any secured indebtedness to the extent of the value of the assets securing such indebtedness.

Holders of the Notes may convert all or any portion of their Notes, in multiples of $1 USD principal amount, at their option at any time between December 1, 2023 to the maturity date. The initial conversion rate for the Notes will be 106.5644 common shares of Aphria per $1 USD principal amount of Notes, which will be settled in cash, common shares of Aphria or a combination thereof, at Aphria’s election. This is equivalent to an initial conversion price of approximately $9.38 per common share, subject to adjustments in certain events. In addition, holders of the Notes may convert all or any portion of their Notes, in multiples of $1 USD principal amount, at their option at any time preceding December 1, 2023, if:

(a) the last reported sales price of the common shares for at least 20 trading days during a period of 30 consecutive trading days immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

(b) during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price per $1 USD principal amount of the Notes for each trading day of the measurement period is less than 98% of the product of the last reported sale price of the Company’s common shares and the conversion rate on each such trading day;

(c) the Company call any or all of the Notes for redemption or;

(d) upon occurrence of specified corporate event.

21

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

The Company may not redeem the Notes prior to June 6, 2022, except upon the occurrence of certain changes in tax laws. On or after June 6, 2022, the Company may redeem for cash all or part of the Notes, at its option, if the last reported sale price of the Company’s common shares has been at least 130% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period ending on and including trading day immediately preceding the date won which the Company provide notice of redemption. The redemption of Notes will be equal to 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date.

20.	Share capital

The Company is authorized to issue an unlimited number of common shares. As at August 31, 2019, the Company has issued 252,013,607 shares.

Common Shares	Number of shares	Amount
Balance at May 31, 2019	250,989,120	1,655,273
Options exercised	974,487	5,912
RSUs exercised	50,000	456
	252,013,607	$ 1,661,641

a)	Throughout the period, 974,487 shares were issued from the exercise of stock options with exercise prices ranging from $1.40 to $5.44 for a value of $5,912, including any cash consideration.
b)	Throughout the period, 50,000 shares were issued in accordance with the restricted share unit plan to employees of the Company.

21.	Warrants

The warrant details of the Company are as follows:

Type of warrant	Expiry date	Number of warrants	Weighted average price	Amount
Warrant	December 2, 2019	798,997	1.50	-
Warrant	September 26, 2021	200,000	3.14	360
Nuuvera warrant	February 14, 2020	1,293,803	20.30	976
		2,292,800	$ 12.25	1,336

	Number of warrants	Weighted average price	Number of warrants	Weighted average price
Outstanding, beginning of the period	2,292,800	12.25	2,843,138	$ 10.52
Exercised during the period	-	-	(550,335)	3.29
Cancelled during the period	-	-	(3)	1.75
Outstanding, end of the period	2,292,800	$ 12.25	2,292,800	$ 12.25

In March 2018, the Company completed the acquisition of Nuuvera (Note 11) in which it reserved 1,345,866 common shares for issuance to the holders of certain common share purchase warrants of Nuuvera (“Nuuvera Warrants”). There are 3,795,450 Nuuvera Warrants, exercisable for Nuuvera shares at an exercise price of $7.20 per share, the Nuuvera shares would convert to 0.3546 Aphria shares and $0.62 cash.

22

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

22.	Stock options

The Company adopted a stock option plan under which it is authorized to grant options to officers, directors, employees and consultants enabling them to acquire common shares of the Company. The maximum number of common shares reserved for issuance of stock options that can be granted under the plan is 10% of the issued and outstanding common shares of the Company. The options granted can be exercised for up to a maximum of 10 years and vest as determined by the Board of Directors. The exercise price of each option can not be less than the market price of the common shares on the date of grant.

The Company recognized a share-based compensation expense of $3,013 during the three months ended August 31, 2019 (2018 - $4,175). The total fair value of options granted during the period was $4,614 (2018 - $7,089).

	August 31, 2019		May 31, 2019
	Number of options	Weighted average price	Number of options	Weighted average price
Outstanding, beginning of the period	7,814,996	$ 11.05	8,956,195	$ 7.60
Exercised during the period	(1,004,833)	4.19	(3,164,174)	4.05
Issued during the period	1,086,146	9.16	3,005,000	13.05
Cancelled during the period	(476,671)	10.91	(982,025)	8.27
Outstanding, end of the period	7,419,638	$ 11.71	7,814,996	$ 11.05
Exercisable, end of the period	4,241,801	$ 11.59	4,474,966	$ 9.54

In June 2019, the Company issued 350,000 stock options at an exercise price between $9.15 and $9.70 per share, exercisable for 5 years to officers of the Company. Nil vested immediately and the remainder vest over 3 years.

In August 2019, the Company issued 736,146 stock options at an exercise price of $9.13 per share, exercisable for 5 years to officers and employees of the Company. Nil vested immediately and the remainder vest over 3 years.

23

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

 The outstanding option details of the Company are as follows:

Expiry date	Weighted average exercise price	Number of options	Vested and exercisable
September 2019	$ 3.00	42,365	42,365
November 2019	$ 3.90	123,151	123,151
December 2019	$ 5.25	333,334	33,333
January 2020	$ 5.72	1,834	1,834
April 2020	$ 7.92	38,334	38,334
June 2020	$ 5.44	50,000	50,000
July 2020	$ 5.24	268,660	268,660
September 2020	$ 0.85	185,000	185,000
October 2020	$ 6.90	33,333	26,666
November 2020	$ 9.05	136,667	43,333
November 2020	$ 9.28	33,333	33,333
December 2020	$ 14.06	100,000	66,666
January 2021	$ 21.70	10,000	6,666
January 2021	$ 22.89	143,333	86,665
January 2021	$ 22.08	33,333	33,333
March 2021	$ 14.39	20,000	13,333
March 2021	$ 9.98	200,000	133,333
March 2021	$ 12.39	50,000	33,333
April 2021	$ 11.40	380,000	266,666
April 2021	$ 9.92	300,000	300,000
April 2021	$ 11.45	33,333	33,333
May 2021	$ 20.19	908,500	575,164
June 2021	$ 1.40	51,668	51,668
June 2021	$ 11.78	116,665	99,998
July 2021	$ 11.85	150,000	100,000
August 2021	$ 1.64	65,000	44,991
September 2021	$ 19.38	66,666	33,332
October 2022	$ 6.90	74,000	74,000
July 2023	$ 11.51	80,000	26,664
July 2023	$ 11.85	431,332	157,996
September 2023	$ 19.38	150,000	-
October 2023	$ 19.70	60,000	-
February 2024	$ 12.77	345,000	-
February 2024	$ 13.31	1,000,000	1,000,000
April 2024	$ 11.45	60,000	-
June 2024	$ 9.15	300,000	-
June 2024	$ 9.70	50,000	-
August 2024	$ 9.13	736,146	-
July 2027	$ 2.52	59,689	59,689
November 2027	$ 6.29	39,792	39,792
March 2028	$ 12.29	119,378	119,378
March 2028	$ 14.38	39,792	39,792
Outstanding, end of the period	$ 11.71	7,419,638	4,241,801

24

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

 The Company used the Black-Scholes option pricing model to determine the fair value of options granted using the following assumptions: risk-free rate of 2.00-2.08% on the date of grant; expected life of 3 - 5 years; volatility of 70% based on comparable companies; forfeiture rate of 0%; dividend yield of nil; and, the exercise price of the respective option.

23.	Non-controlling interest

The following tables summarise the information relating to the Company’s subsidiaries, 1974568 Ontario Ltd. (“Aphria Diamond”), CannInvest Africa Ltd., Verve Dynamics Incorporated (Pty) Ltd. (“Verve Dynamics”), Nuuvera Malta Ltd., Marigold, and ColCanna S.A.S. before intercompany eliminations.

Non-controlling interest as at August 31, 2019:

	Aphria Diamond	CannInvest Africa Ltd.	Verve Dynamics	Nuuvera Malta Ltd.	Marigold	ColCanna S.A.S.	August 31, 2019
Current assets	$ 5,885	$ 442	$ 232	$ 1,336	$ 1,223	$ 2,761	$ 11,879
Non-current assets	189,881	879	$ 14,871	964	6,972	115,119	328,686
Current liabilities	(6,144)	-	(245)	(64)	(17)	(76)	(6,546)
Non-current liabilities	(172,415)	(1,319)	(2,530)	(3,425)	(1,627)	(8,136)	(189,452)
Net assets	17,207	2	12,328	(1,189)	6,551	109,668	144,567

Non-controlling interest %	49%	50%	70%	10%	5%	10%
Non-controlling interest	$ 8,431	$ 1	$ 8,630	$ (119)	$ 328	$ 10,967	$ 28,238

 Non-controlling interest as at May 31, 2019:

	Aphria Diamond	CannInvest Africa Ltd.	Verve Dynamics	Nuuvera Malta Ltd.	Marigold	ColCanna S.A.S.	May 31, 2019
Current assets	$ 2,598	$ 2	$ 185	$ 1,813	$ 441	$ 5,078	$ 10,117
Non-current assets	171,314	-	14,635	741	7,872	112,953	307,515
Current liabilities	(5,743)	(3)	(2,155)	(178)	(16)	(78)	(8,173)
Non-current liabilities	(150,892)	(9)	-	(3,196)	(1,654)	(9,638)	(165,389)
Net assets	17,277	(10)	12,665	(820)	6,643	108,315	144,070

Non-controlling interest %	49%	50%	70%	10%	5%	10%
Non-controlling interest	$ 8,466	$ (5)	$ 8,866	$ (82)	$ 332	$ 10,832	$ 28,409

 Non-controlling interest for the three months ended August 31, 2019:

	Aphria Diamond	CannInvest Africa Ltd.	Verve Dynamics	Nuuvera Malta Ltd.	Marigold	ColCanna S.A.S.	August 31, 2019
Revenue	$ -	$ 13	$ -	$ 39	$ 6	$ -	$ 58
Total expenses (recovery)	72	$ 1	$ 337	408	92	(1,350)	(440)
Net comprehensive income (loss)	(72)	12	(337)	(369)	(86)	1,350	498

Non-controlling interest %	49%	50%	70%	10%	5%	10%
	$ (35)	$ 6	$ (236)	$ (37)	$ (4)	$ 135	$ (171)

 Non-controlling interest for the three months ended August 31, 2018:

	Aphria Diamond	CannInvest Africa Ltd.	Verve Dynamics	Nuuvera Malta Ltd.	Marigold	ColCanna S.A.S.	August 31, 2018
Revenue	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total expenses (recovery)	429	$ 1	$ -	-	-	-	430
Net comprehensive income (loss)	(429)	(1)	-	-	-	-	(430)

Non-controlling interest %	49%	50%	70%	10%	5%	10%
	$ (210)	$ (1)	$ -	$ -	$ -	$ -	$ (211)

25

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

24.	General and administrative expenses

	For the three months ended August 31,
	2019	2018
Executive compensation	$ 1,837	$ 835
Consulting fees	3,765	931
Office and general	4,207	1,439
Professional fees	2,512	1,562
Salaries and wages	6,282	3,092
Insurance	2,495	368
Travel and accommodation	1,041	471
Rent	166	153
	$ 22,305	$ 8,851

25.	Share-based compensation

Share-based compensation is comprised of:

	For the three months ended August 31,
	2019	2018
Amounts charged to share-based payment reserve in respect of	$ 3,013	$ 4,175
share-based compensation
Deferred share units expensed in the period	301	1,947
Restricted share units expensed in the period	1,642	-
	$ 4,956	$ 6,122

During the period, the Company issued 35,752 deferred share units to certain directors of the Company, under the terms of the Company’s Omnibus Long-Term Incentive Plan.

During the period, the Company issued 226,459 restricted share units to employees, officers and directors, under the terms of the Company’s Omnibus Long-Term Incentive Plan.

As at August 31, 2019, the Company had 127,710 deferred share units and 404,059 restricted share units outstanding of which, 153,788 restricted share units were vested.

26.	Finance Income (expense), net

Finance income (expense), net is comprised of:

	For the three months ended August 31,
	2019	2018
Interest income	$ 3,896	$ 1,492
Interest expense	(9,153)	(433)
	$ (5,257)	$ 1,059

26

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

27.	Non-operating income

Non-operating income is comprised of:

	For the three months ended August 31,
	2019	2018
Non-operating income:
Foreign exchange loss	$ (8,682)	$ (59)
Loss on marketable securities	(85)	(167)
Gain on dilution of ownership in equity investee	-	2,210
Loss from equity investees	-	(247)
Gain on sale of equity investee	-	9,880
Deferred gain on sale of intellectual property	-	233
Unrealized gain on convertible notes	1,155	295
Gain on long-term investments	13,708	22,700
Unrealized gain on convertible debentures	14,207	-
Unrealized loss on financial liabilities	-	(415)
	$ 20,303	$ 34,430

During the quarter the Company ceased accounting for it’s investment in Althea from equity accounting to fair value through profit and loss, and recognized a gain of $24,255 in gain on long-term investments.

28.	Gain on long-term investments

Gain on long-term investments for the three months ended August 31, 2019 is comprised of:

Investment	Proceeds	Opening fair value / cost	Gain (loss) on disposal	Change in fair value	Total
Level 1 on fair value hierarchy
Althea Company Pty Ltd.	$ 528	$ 121	$ 407	$ -	$ 407
Long-term investments (Note 14)	-	-	-	13,301	13,301
Three months ended August 31, 2019	$ 528	$ 121	$ 407	$ 13,301	$ 13,708

27

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

29.	Earnings per share

The calculation of earnings per share for the three months ended August 31, 2019 was based on the comprehensive income attributable to common shareholders of $16,441 (2018 - $21,176) and a weighted average number of common shares outstanding of 251,163,059 (2018 - 225,659,684) calculated as follows:

	2019	2018
Basic earnings per share:
Net income for the period	$ 16,441	$ 21,176
Average number of common shares outstanding during the period	251,163,059	225,659,684
Earnings per share - basic	$ 0.07	$ 0.09

	2019	2018
Diluted earnings per share:
Net income for the period	$ 16,441	$ 21,176

Average number of common shares outstanding during the period	251,163,059	225,659,684
"In the money" warrants outstanding during the period	875,610	1,285,099
"In the money" options outstanding during the period	702,941	3,421,527
	252,741,610	230,366,310
Earnings per share - diluted	$ 0.07	$ 0.09

30.	Change in non-cash working capital

Change in non-cash working capital is comprised of:

	For the three months ended August 31,
	2019	2018
Decrease (increase) in accounts receivable	$ (1,905)	$ 149
Decrease (increase) in other current assets	4,836	(2,273)
Decrease (increase) in inventory, net of fair value adjustment	(8,595)	(5,352)
Decrease (increase) in biological assets, net of fair value adjustment	(6,532)	(1,246)
Increase (decrease) in accounts payable and accrued liabilities	(2,132)	217
Increase (decrease) in income taxes payable	(574)	(188)
Increase (decrease) in deferred revenue	(991)	-
	$ (15,893)	$ (8,693)

31.	Financial risk management and financial instruments

Financial instruments

The Company has classified its cash and cash equivalents, marketable securities, long-term investments, and convertible notes receivable as FVTPL, accounts receivable, prepaids and other current assets and promissory notes receivable as loans and receivables, and accounts payable and accrued liabilities, promissory notes payable, long-term debt, leases liabilities and convertible debentures as FVTPL or amortized cost.

The carrying values of accounts receivable, prepaids and other current assets, accounts payable and accrued liabilities, and promissory notes payable approximate their fair values due to their short periods to maturity.

The Company’s long-term debt of $28,434 is subject to fixed interest rates. The Company’s long-term debt is valued based on discounting the future cash outflows associated with the long-term debt. The discount rate is based on the incremental premium above market rates for Government of Canada securities of similar duration. In each period thereafter, the incremental premium is held constant while the Government of Canada security is based on the then current market value to derive the discount rate. The fair value of the Company’s long-term debt in repayment as at August 31, 2019 was $27,981.

28

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

Fair value hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. Cash and cash equivalents are Level 1. The hierarchy is summarized as follows:

Level 1 quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2 inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

Level 3 inputs for assets and liabilities not based upon observable market data

	Level 1	Level 2	Level 3	August 31, 2019
Financial assets at FVTPL
Cash and cash equivalents	$ 449,205	$ -	$ -	$ 449,205
Marketable securities	15,114	-	-	15,114
Convertible notes receivable	-	-	33,385	33,385
Long-term investments	64,898	-	22,515	87,413
Outstanding, end of the year	$ 529,217	$ -	$ 55,900	$ 585,117

	Level 1	Level 2	Level 3	May 31, 2019
Financial assets at FVTPL
Cash and cash equivalents	$ 550,797	$ -	$ -	$ 550,797
Marketable securities	20,199	-	-	20,199
Convertible notes receivable	-	-	32,230	32,230
Long-term investments	41,803	-	23,119	64,922
Outstanding, end of the year	$ 612,799	$ -	$ 55,349	$ 668,148

The following table presents the changes in level 3 items for the three months ended August 31, 2019:

	Unlisted equity securities	Trading derivatives	Total
Closing balance May 31, 2019	$ 23,119	$ 32,230	$ 55,349
Unrealized gain (loss) on fair value	(604)	1,155	551
Closing balance August 31, 2019	$ 22,515	$ 33,385	$ 55,900

Financial risk management

The Company has exposure to the following risks from its use of financial instruments: credit; liquidity; currency rate; and, interest rate price.

(a)	Credit risk

The maximum credit exposure at August 31, 2019 is the carrying amount of cash and cash equivalents, marketable securities, accounts receivable, prepaids and other current assets, promissory notes receivable and convertible notes receivable. The Company does not have significant credit risk with respect to customers. All cash and cash equivalents are placed with major financial institutions. Marketable securities are placed with major investment banks and are represented by investment grade corporate bonds.

29

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

The Company mitigates its credit risk and volatility on its marketable securities through its investment policy, which permits investments in Federal or Provincial government securities, Provincial utilities or bank institutions and Investment grade corporate bonds.

	Total	0-30 days	31-60 days	61-90 days	90+ days
Trade receivables	$ 47,264	$ 25,605	$ 13,017	$ 2,215	$ 6,427
		54%	28%	5%	13%

(b)	Liquidity risk

As at August 31, 2019, the Company’s financial liabilities consist of accounts payable and accrued liabilities, which has contractual maturity dates within one-year, promissory note payable, which has a contractual maturity within 15 months and long-term debt, and convertible debentures which has contractual maturities over the next five years. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position at August 31, 2019, management regards liquidity risk to be low.

(c)	Currency rate risk

As at August 31, 2019, a portion of the Company’s financial assets and liabilities held in United States Dollars (“USD”) and Euros consist of cash and cash equivalents, marketable securities, convertible notes receivable, long-term investments and a promissory note payable. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in the functional currency. The Company is exposed to currency rate risk in other comprehensive income, relating to foreign subsidiaries which operate in a foreign currency. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point in time.

The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. As at August 31, 2019, approximately $297,000 USD ($395,000 CAD) of the Company’s cash and cash equivalents was in United States dollars. A 1% change in the foreign exchange rate would result in an unrealized gain or loss of approximately $4,000.

(d)	Interest rate price risk

The Company manages interest rate risk by restricting the type of investments and varying the terms of maturity and issuers of marketable securities. Varying the terms to maturity reduces the sensitivity of the portfolio to the impact of interest rate fluctuations.

(e)	Capital management

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach in the year. The Company considers its cash and cash equivalents and marketable securities as capital.

30

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

32.	Commitments and contingencies

The Company has a lease for rental office space from December 2018 to November 30, 2028. The Company has committed purchase orders outstanding at August 31, 2019 related to capital asset expansion of $58,792, all of which are expected to be paid within the next year. Minimum payments payable over the next five years are as follows:

Years ending August 31,
2020	$ 60,174
2021	1,273
2022	978
2023	869
2024	797
Thereafter	2,701
$ 66,792

From time to time, the Company and/or its subsidiaries may become defendants in legal actions arising out of the ordinary course and conduct of its business.

As of August 31, 2019, the Company was served statements of claims in class action lawsuits against the Company and certain of its officers and former officers. These claims relate to alleged misconduct in connection with the Company’s acquisitions of LATAM Holdings Inc. (“LATAM”) and Nuuvera Inc., and the Company’s June 2018 securities offering. At the present time, the representative claimants have been identified and selected in both the U.S. and Canada. The U.S. claims include alleged violations of Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and Section 20(a) of the Exchange Act. The Canadian claims include alleged statutory and common law misrepresentation and oppression. The Company intends to vigorously defend itself in each of these actions. With respect to the cases commenced in the United States, the Company is self-insured for the costs associated with any award or damages arising from such actions and has entered into indemnity agreements with each of the directors and officers and, subject to certain exemptions, will cover any costs incurred by them in connection with any of the class action claims. With respect to the cases commenced in Canada, the Company’s insurance policies may not be sufficient to cover any judgments against the Company. As at August 31, 2019, the Company has not recorded any uninsured amount related to this contingency.

33.	Segment reporting

Information reported to the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on the nature of the operations. The Company operates in three segments. 1) cannabis operations, which encompasses the production, distribution and sale of both medical and adult-use cannabis, 2) distribution operations, which encompasses the purchase and resale of products to customers. The distribution operations are carried out through the Company’s wholly owned subsidiaries ABP, FL Group and CC Pharma, and 3) businesses under development which encompasses operations in which the Company has not received final licensing or has not commenced commercial sales from operations. Factors considered in determining the operating segments include the Company’s business activities, the management structure directly accountable to the CODM, availability of discrete financial information and strategic priorities within the organizational structure.

Segment information for the three months ended August 31, 2019:

	Cannabis operations	Distribution operations	Businesses under development	Total
Revenue	$ 30,785	$ 95,327	$ -	$ 126,112
Income before income taxes	22,485	1,861	(5,307)	19,039

Segment information for the three months ended August 31, 2018:

	Cannabis operations	Distribution operations	Businesses under development	Total
Revenue	$ 12,950	$ 299	$ 43	$ 13,292
Income before income taxes	29,411	(159)	(4,114)	25,138

31

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2019 and August 31, 2018

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

Geographic information for the three months ended August 31, 2019:

	North America	Europe	Latin America	Africa	Total
Revenue	$ 30,785	$ 93,705	$ 1,622	$ -	$ 126,112
Capital assets	502,236	30,104	6,868	2,992	542,200

Geographic information for the three months ended August 31, 2018:

	North America	Europe	Latin America	Africa	Total
Revenue	$ 12,950	$ 342	$ -	$ -	$ 13,292
Capital assets	353,953	6,911	-	-	360,864

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues and greater than 10% of accounts receivable. For the three months ended August 31, 2019, the Company had no one customer that accounted for greater than 10% of the Company’s revenue (2018 - nil).

32